August 23, 2012

Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Bluerock Total Alternatives Real Estate Fund, File Nos. 333-181848 and 811-22710

Dear Mr. Brown:

On behalf of our client, Bluerock Total Income+ Real Estate Fund (formerly the Bluerock Total Alternatives Real Estate Fund) (the “Fund” or “Registrant”), the purpose of this letter is to respond the comments of the staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter from the Staff dated June 29, 2012.  Please find below the Registrant’s responses to the comments of the Staff, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus Cover

Comment 1.  We note that a closed-end management investment company called the Blue Rock Market Neutral Fund, LLC (the “Other Blue Rock Fund”), which is advised by Blue Rock Advisors, Inc., has been in operation since July 1, 2004. Blue Rock Advisors, Inc. commenced operations in December 1989.  We believe that the Fund’s use of the word “Bluerock’’ in its name could be misleading and confusing to potential investors who may have reason to believe that the Fund and the Other Blue Rock Fund are managed by the same adviser.  Please change the name of the Fund so that it will not be misleading and confusing.

Response.  The Registrant does not believe that the Fund’s name could reasonably be confusing or misleading to potential investors.  First, the adviser to the Fund, Bluerock Fund Advisor, LLC (the “Adviser”) is controlled by Bluerock Real Estate, L.L.C. (“Bluerock”).  Bluerock and its affiliates have nationally offered real estate investment opportunities through numerous private placement offerings since 2003, and has never before encountered the Other Blue Rock Fund or its adviser in the course of those marketing efforts, nor has there ever been any confusion.  Also, Bluerock since 2008 has nationally offered a public, non-traded REIT known as Bluerock Enhanced Multifamily Trust, Inc., a Maryland corporation.  Again, Bluerock has never encountered the Other Blue Rock Fund or its adviser during the course of Bluerock’s marketing of the public REIT offering, nor has there been any confusion.

In addition, the Fund is a very different product compared to the Other Blue Rock Fund.  The Fund invests solely in real estate related investments, as is clear from the name of the Fund.  In contrast, the Other Blue Rock Fund is focused solely on a narrow long-short, market-neutral equity (LSMNE) style of hedged equity investment portfolios.  Also, our Fund’s shares are purchased directly from the Fund, not through an exchange, while the Other Blue Rock Fund is exchange traded.

For almost ten years, Bluerock has built up significant brand recognition in the real estate investment industry and, therefore, we respectfully submit that denying it the opportunity to utilize its name in connection with the Fund would be inappropriate and unnecessary under these circumstances, particularly given the disparate investment focus of these distinct offerings.

Comment 2.  Please explain where the table of contents of the Statement of Additional Information (the “SAI”) appears in the prospectus, and whether the SAI is incorporated by reference into the Prospectus.  See Item 1.l.d. of Form N-2.

Response.  The table of contents has been inserted and the appropriate incorporation by reference included in the Prospectus.

Comment 3.  The first part of the first sentence under “Summary of Investment Strategy” states that “[t]he Fund pursues its investment objectives of low to moderate volatility and low correlation to the broader markets by utilizing a diversified, multi-strategy, multi-manager, multi-sector ‘Fund-of-Funds’ approach” (emphasis added).  However, immediately before this sentence it is stated that the Fund’s primary investment objective is to “generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low  correlation to broader markets.”  Please correct this inconsistent description of the Fund’s investment objective.  In addition, because the Fund is classified as “non-diversified” as the term is defined in section 5(b)(2) of the Investment Company Act of 1940 (the “1940 Act”), the use of the term “diversified” here is misleading.  Please delete the term “diversified” from this sentence and elsewhere in the prospectus  (See, e.g., the first sentence of the first paragraph under “Investment Strategy” in the “Prospectus Summary”).

Responses.  The Registrant has corrected the inconsistent disclosure and eliminated the term “diversified.”  However, in some cases the Registrant has retained some use of a similar term. For example, in the disclosures:  “The Fund intends to employ a Multi-Manager approach to diversity the risk-reward profiles and the underlying types of real estate in which it invests. . .” and, the “Fund will seek to diversify its investments by property sector.”  These disclosures are factually correct and do not imply a diversified portfolio.

Comment 4.  The first sentence of the first paragraph after the table states that “[t]he Fund’s shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time” (emphasis omitted).  Please also disclose in this paragraph that no secondary market is expected to develop for the Fund’s shares, that liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and that there is no guarantee that an investor will be able to sell all the shares that he desires to sell in the repurchase offer.  Please also explain to us why the Fund has not described the tendency of closed-end fund shares to frequently trade at a discount from NAV and the risk of loss this creates for investors purchasing in the IPO.  See Item 1.i of Form N-2.

Response.  The Registrant has added the suggested disclosure regarding the unlikely development of a secondary market to the Prospectus.  The Registrant has not included disclosure regarding the tendency of shares of closed-end funds to trade at a discount relative to the net asset value of such shares because the Fund shares will always be purchased and sold at NAV and will not be publicly traded.

Prospectus Summary

Comment 5.  The first sentence of the second paragraph under “Investment Objectives and Policies’’ states that “[t]he Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets in ‘real estate industry securities,’ primarily in income producing equity and debt securities.”  Please disclose in this section whether or not the Fund has a maturity strategy with respect to its investment in debt securities and, if the Fund has such a strategy, please disclose what that strategy is.  Please also disclose the expected dollar weighted average maturity for the debt portion of the Fund’s portfolio.

Response.  The paragraph has been revised to disclose that the Fund invests in debt securities of any duration or maturity.  As such, it is not possible at this time to meaningfully estimate the dollar weighted average maturity of the debt portion of the portfolio.

Comment 6.  The second to last sentence of the third paragraph under “Investment Objectives and Policies” states that the Fund defines real estate industry securities to include securities issued by, among other things, “Institutional Private Investment Funds,” “Non-Traded REITs,” and “Public REITs.”  Please disclose whether any of the Institutional Private Investment Funds, the Non-Traded REITs and the Public REITs will be affiliated with the Fund or the Adviser.  Please also disclose whether any of the Institutional Private Investments Funds ,in which the Fund may invest would be deemed to be an investment company but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) of the 1940 Act?  If yes, please disclose that the Institutional Private Investment Funds may include hedge funds.

Response.  The section titled “Investment Objectives and Policies” has been revised to disclose that the Fund will not invest in affiliated issuers.  In addition, the section titled “Fund’s Target Investment Portfolio” has been revised to disclose that the Fund will not invest more than 10% of its assets in institutional investment funds that charge a performance fee and are classified as hedge funds.  The Registrant believes that disclosing whether the institutional private investment funds in which the fund may invest would be deemed investment companies but for the exceptions of Section 3(c)(1) or Section 3(c)(7) is not an appropriate disclosure because the distinctions would not be meaningful to the typical investor, and could be confusing.

Comment 7.  Please disclose, where appropriate, how the Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in funds that provide reports that will enable them to monitor the Fund’s investments as to their sources of income, asset valuations and liabilities (e.g., will the Institutional Private Investment Funds provide annual audited financial statements and quarterly unaudited financial statements?).

Response.  The prospectus has been revised to describe the extensive due diligence and ongoing monitoring and research provided by the Sub-Adviser.  In addition, the section title “Determination of Net Asset Value” includes a description of the Sub-Adviser’s participation in the valuation process.

Comment 8.  The first sentence of the second paragraph under “Investment Strategy” states that “[t]he Fund executes its investment strategy by seeking to invest in a proprietary portfolio of ‘best in class’ investments in primarily three main categories of vehicles – Institutional Private Investment Funds, Non-Traded REITs and Public REITs.”  Please disclose in this section what is meant by the term “best in class.”  Please also disclose in this section the percentage of the Fund’s assets that it expects to invest in Institutional Private Investment Funds.  If more than a nominal amount, please explain to us why the Fund has not included provisions relating to minimum investment requirements and suitability standards (e.g., accredited investor or qualified purchaser status).

Response.  The prospectus has been revised to include disclosure regarding the term “best in class.”  The Registrant has disclosed that investment in the institutional private investment funds is a principal strategy of the Fund, and, therefore, the Registrant does not believe that a specific percentage is required.  The minimum investment requirement and suitability standards are not appropriate for this Fund because the Fund will not invest more than 10% of its assets in funds commonly known as hedge funds.  The institutional private investment funds are not registered.  However, primarily, they are not companies investing in securities, employing leverage, charging performance fees and otherwise having the characteristics of a hedge fund.  These are private real estate investment opportunities that are typically offered to institutional investors and require large investment minimums.

Comment 9.  The first sentence of the second bullet point under “Investment Strategy” states that ‘‘[t]he Fund’s investment in Non-Traded REITs will be principally to generate relatively higher current income, balancing against such higher income the risks associated with reduced liquidity.”  Please revise the first part of this sentence to indicate that the Fund’s investment in Non-Traded REITs “is intended” principally to generate relatively higher current income.

Response.  After finalizing its selection of a Sub-Adviser, the Adviser recommended several changes to the prospectus, including the elimination of the bullet point discussing Non-Traded REITs.  The section was deleted because Non-Traded REITs are no longer expected to be a principal strategy utilized by the Fund.

Comment 10.  The first sentence of the third bullet point under “Investment Strategy” states that “[t]he Fund’s investment in Public REITs will be principally to generate current income, plus substantial liquidity for the Fund and low correlation to the broader markets.”  Please revise this sentence to indicate that the Fund’s investment in Public REITs “is intended” principally to generate current income, plus substantial liquidity for the Fund and low correlation to the broader markets.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 11.  The first sentence under “Sub-Adviser(s)” states that the “[t]he Adviser may, from time to time, engage one or more investment sub-advisers.”  Under “Investment Objectives, Policies and Strategies’’ (Section VI), the second sentence of the first paragraph under “Fund’s Target Investment Portfolio” states that “[t]he Adviser will retain one or more sub-advisers.’’  Please revise the registration statement in each case where this discrepancy appears to indicate whether the Adviser ‘‘will” or ‘‘may” engage sub-advisers.

Response.  The prospectus has been revised to disclose that the Adviser has engaged Mercer Investment Management, Inc. to act as Sub-Adviser to the Fund.

Comment 12.  The first sentence under “Manager-of-Mangers Order” states that “[t]he Fund and the Adviser have requested, or intend to request, that the Securities and Exchange Commission (the ‘SEC’) grant an order that allows the Adviser to hire a Sub-adviser or Sub-advisers without shareholder approval (the ‘Order’).”  Please revise this disclosure to indicate whether the Fund has actually applied for the Order or merely intends to apply.

Response.  The Registrant no longer intends to apply for an exemptive order and, therefore, disclosure related to that order has been deleted.

Comment 13.  The third sentence of the paragraph under “Investor Suitability” states that “[a]n investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity or the shares and should be viewed as a long-term investment.’’  As noted above, this Fund appears to have the flexibility to invest without limit in unregistered private investment vehicles.  Unlike other funds of hedge funds registered under both the Securities Act of 1933 and the 1940 Act, this Fund does not appear to have included any objective suitability standards (e.g., accredited investor status) nor any minimum investment thresholds (e.g. minimum initial investment of $25,000).  Please revise the prospectus to include at a minimum these standards and thresholds or explain to us why you believe that this Fund should be treated differently than other funds of hedge funds.

Response.  The Registrant does not intend to operate as a “fund of hedge fund,” i.e., funds that rely on the provisions of Section 3(c)(1) with Section 3(c)(7) of the 1940 Act and charge performance fees.  The Fund will limit its investment in hedge funds to 10% of its assets.  The private investment funds in which the Fund will invest are primarily in the real estate sector.  As discussed above, the proposed investors suitability standards are inappropriate.

Comment 14.  Under ‘‘Summary of Risks,” please disclose in the paragraph under “Institutional Private Investment Fund Risk” that shareholders of the Institutional Private Investment Funds are not entitled to the protections of the 1940 Act, and the risks this presents to shareholders of the Fund.  For example, disclose that these Funds need not have independent boards, shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with its affiliates.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 15.  Under ‘‘Summary of Risks,” the first sentence under “Preferred Securities Risk” states that “[p]referred securities are subject to credit risk, interest rate risk, deferral and omission of distributions and subordination to debt securities in a company’s capital structure.”  Please either summarize these enumerated risks in this section, or indicate that they are described elsewhere in the “Summary of Risks” with an appropriate cross-reference.

Response.  The Registrant has summarized the enumerated risks in this section.

Comment 16.  Under “Summary of Risks,” the first sentence under “Use of Leverage by Underlying Funds” states that “[i]n addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents.”  Please add a risk category describing the risks imposed by the use of leverage by the Fund.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 17.  Under “Summary of Risks,” in the section “Valuation of Institutional Private Investment Funds,” please clarify that the Fund will only invest in Underlying Funds that have valuation procedures that are consistent with the Fund’s valuation procedures.

Response.  The Registrant is unable to make the requested disclosure.  The underlying funds may employ very different valuation procedures than the Fund, however, the Fund will not rely on the valuations provided by an underlying fund.  The Fund will value all securities in accordance with the Fund’s valuation procedures.  In the event evaluations provided by underlying funds are considered by the Fund’s Valuation Committee, such information is just one part of all information that will be evaluated by the Committee.  There is a section in the Prospectus describing the valuation procedures, and that adequately explains that the Fund’s securities may be fair valued.

Comment 18.  Under “Summary of Risks,” the third sentence under “Use of Leverage by Underlying Funds” states that “[n]evertheless, while leverage by Underlying Funds and/or the Fund presents opportunities for increasing the Fund’s total return, it also has the effect of potentially increasing losses as well.”  The fact that leverage creates opportunities for increasing the Fund’s total return is not a risk.  Please delete this portion of the sentence.  Please also revise the second part of this sentence to indicate that the use of leverage at both the Fund and Underlying Fund levels may significantly magnify Fund losses.

Response.  The Registrant has revised the Prospectus as requested.

Comment 19.  Please include in this section a summary of the Fund’s distribution policy.  Include in the discussion whether any distributions made by the Fund will be a return of capital.  If so, please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares.  Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response.  The Registrant has amended the summary to include a discussion of the Fund’s dividend policy; it has been combined with a discussion on dividend reinvestments.  Because the Fund has no intention of making distributions that will include return of capital, the Registrant does not believe that additional disclosure is warranted and, if added, believes it would be confusing to shareholders.  If the Registrant’s dividend distribution policy changes, appropriate disclosure will be added to the prospectus.

Summary of Fund Expenses

Comment 20.  The first sentence of the second footnote to the Fee Table states that ‘‘Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.”  Please disclose in this section that these costs may include a performance fee to be paid to the investment adviser (or one of its affiliates) of an Underlying Fund.  Also revise the footnote to explain that the brokerage or transaction costs incurred by the hedge funds are not included in the fee table, including the AFFE line item.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 21.  The last sentence of the first paragraph after the Fee Table states that “[m]ore information about these and other discounts is available from your financial professional and in Purchase Terms starting on page [___] of this prospectus” (emphasis omitted).  Please include other cross-references to the relevant sections of the prospectus that contain more complete descriptions of the various costs and expenses.  See Instruction 1 to Item 3 of Form N-2.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 22.  Please confirm to us that the Expense Limitation Agreement is effective for at least one year from the effective date of the Fund’s registration statement and that the Board does not intend to terminate the Agreement before this time.  In addition, please explain to us whether the Adviser has the ability to terminate the Agreement and the significance of the Agreement’s notice provision since it seems to us that the Adviser would always agree to waive notice.

Response.  The Expense Limitation Agreement will remain effective for at least one year from the effective date of the Fund’s registration statement.  The Board of Trustees of the Registrant has no intention of terminating the Expense Limitation Agreement prior to the one year anniversary of the effective date of the Fund’s registration statement.  Furthermore, the Expense Limitation Agreement was revised to eliminate the reference to 60 days written notice to the Adviser.

Use of Proceeds

Comment 23.  Please disclose with greater specificity in this section how long it is expected to take to  fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.  See Item 7.2 of Form N-2.  We note that the second sentence under ‘‘No Operating History’’ states that “[d]uring the Fund’s start-up period (up to approximately 30 days), the Fund may not achieve the desired portfolio composition.”  Is this an indication that the Fund intends to invest proceeds from the offering in 30 days?

Response.  Because the Funds can utilize ETFs, Index Funds and other readily accessible real estate securities as the Fund commences operations, the disclosure in “No Operating History” has been revised to eliminate the reference to 30 days.

Investment Objective, Policies and Strategies

Comment 24.  Under “Fund’s Target Investment Portfolio,” the first sentence of the first paragraph after the bullet point entitled “Institutional Private Investment Funds” states that “[t]he Fund’s investments in Institutional Private Investment Funds are intended to generate higher absolute returns than are typically available from investing in REITs or Other Public Investment Vehicles, but also may entail a somewhat higher risk profile.”  Please also disclose that Institutional Private Investment Funds are less liquid than Public REITs (similar to the disclosure included later in this section when discussing Non-Traded REITs).

Response.  The Registrant believes that the lack of liquidity is appropriately described as a risk and, therefore, this requested disclosure has been added to the “Institutional Investment Fund Risk” section of the Prospectus.

Comment 25.  Under “Fund’s Target Investment Portfolio,” the first sentence of the second paragraph after the bullet point entitled “Institutional Private Investment Funds” states that “[t]he Fund’s typical investments in Institutional Private Investment Funds will be made through the purchase of common stock, rather than through preferred equity or bonds.”  Please explain to us whether these vehicles are generally structured as corporations.  If not, please modify the reference to purchasing “common stock” accordingly (e.g., change to partnership or similar interests).

Response.  The Private Investment Funds in which the Registrant will invest are often organized as limited partnerships.  The Registrant has revised the disclosure accordingly.

Comment 26.  Under “Fund’s Target Investment Portfolio,” the third sentence of the bullet point entitled “Non-Traded REITs’’ states that ‘‘Non-Traded REITs typically offer investors higher current income than do Public REITs or Other Public Investment Vehicles.”  Please disclose the period(s) over which this was measured.  Please also explain in this section the basis for this statement and state that past performance is not necessarily indicative of future results.

Response.  As discussed earlier in this response letter, the Registrant no longer intends to utilize Non-Traded REITs as a principal investment strategy and, therefore, the related disclosure has been deleted.

Comment 27.  Under “Fund’s Target Investment Portfolio,” the fourth sentence of the bullet point entitled “Public REITs” states that Public REITs ‘‘typically offer higher income than most other operating companies.’’  Please disclose the period(s) over which this was measured.  Please also explain in this section the basis for this statement and state that past performance is not necessarily indicative of future results.

Response.  The disclosure regarding Public REITs’ typically offering “higher income than most other higher operating companies” has been deleted.

Comment 28.  Under “REITs Generally,” the second sentence under “Distributions” states that “REITs generally pay a higher rate of dividends than most other operating companies.”  Please disclose the period(s) over which this was measured.  Please also explain in this section the basis for this statement and state that past performance is not necessarily indicative of future results.

Response.  As discussed earlier in this response letter, the Registrant’s intended principal strategy has been revised and, therefore, the disclosure referenced in this comment has been deleted.

Comment 29.  Under “Investment Strategy – Multi-Strategy Diversification,” in the section entitled “Core,” please define the terms “Class A” and “Class B.”

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Risk Factors

Comment 30.  The seventh sentence of the paragraph under ‘‘Convertible Securities Risk” states that “[i]n addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.”  Will the Fund be investing in these types of securities to a significant degree?  If so, please add appropriate disclosure to the “Summary of Risks” section of the Prospectus.

Response.  The Fund does not intend to invest in high yield bonds to a significant degree.

Comment 31.  The second sentence of the paragraph under “Institutional Private Investment Fund Risk” states that “[t]he fees the Fund pays to invest in an Institutional Private Investment Fund may be higher than if the manager of the Institutional Private Investment Fund, managed the Fund’s assets directly” (emphasis added).  Please change the word “may” to “will” or explain to us why the fees would not be higher.

Response.  The Registrant is of the opinion that it is not consistent with pricing standards in the Private Investment Fund marketplace to say that, with regard to each Private Investment Fund in which the Registrant may invest, the fees associated with each such fund will be higher than if the Private Investment Fund manager directly managed the assets of the Registrant.  Given the wide range of fees charged by asset managers in connection with Private Investment Funds and otherwise, the Registrant feels that it is more appropriate to say that such fees “may” be higher than if the Private Investment Fund manager managed a portion of the Registrant’s investment portfolio directly.

Management of the Fund

Comment 32.  The first sentence of the third paragraph under “Investment Adviser” states that “[a] discussion regarding the basis for the Board of Trustees’ initial approval of the Fund’s Investment Management Agreement will be available in the Fund’s initial report to shareholders.”  Please disclose the period that will be covered by the initial report to shareholders.  See Item 9.l.b.(4) of Form N-2.

Response.  The Registrant has incorporated the suggested disclosure into the Prospectus.

Comment 33.  The second sentence of the sixth paragraph under “Estimated Fund Expenses” states that “[c]osts incurred in connection with the organization of the Fund, estimated at $[____] will be borne by the Fund.”  Please disclose in this section how these expenses will be amortized and the period over which the amortization will occur.  See Item 9.l.f. of Form N-2.

Response.  The Prospectus has been revised as requested.

Determination of Net Asset Value

Comment 34.  In this section, please disclose that the Institutional Private Investment Funds will be difficult to value and explain how they will be valued.  Also, please disclose in this section the information and the factors that will be used when valuing the Institutional Private Investment Funds, how the Adviser will gain access to the portfolio holdings of these Funds, how current the information is, and how the Board will be able to determine the fair value of these Funds on a current basis.

Response.  This disclosure has been revised as requested.

Quarterly Repurchases of Shares

Comment 35.  The first sentence of the paragraph under “Redemption Fee” states that “[f]or shares held less than 365 days, the Fund will deduct a 0.75% redemption fee on your redemption amount if you sell your shares pursuant to the Fund’s quarterly repurchase program.”  However, in the SAI under “Repurchase and Transfer of Shares,” the fifth sentence of the first paragraph after the ‘‘Repurchase Offer Policy Summary of Terms” states that “for shares held less than 366 days, the Fund will deduct a 0.75% redemption fee on your redemption amount if you sell your shares pursuant to the Fund’s quarterly repurchase program.”  Please revise the Prospectus and/or SAI to refer to the correct time period.

Response.  The Registrant has revised the disclosure in the SAI.

U.S. Federal Income Tax Matters

Comment 36.  Please disclose in this section whether the shareholders will be subject to the alternative minimum tax.  See Instruction 2 to Item 10.4. of Form N-2.

Response.  It is the intention of the Registrant that the Registrant will qualify as a Regulated Investment Company for purposes of Subchapter M under the Internal Revenue Code of 1986 (the “Code”).  In particular, the Registrant will seek to invest in Private Investment Funds that invest in real estate through investment vehicles structured as Private REITs for federal tax purposes under the Code.  As a result, the Registrant does not anticipate that shareholders will be subject to the alternative minimum tax and, therefore, additional negative disclosure is not warranted.

Anti-Takeover Provisions in the Declaration of Trust

Comment 37.  The third sentence in this section states that “[t]he Trustees are elected for indefinite terms and do not stand for reelection.”  Please explain to us how this is consistent with section 16(a) of the 1940 Act.

Response.  Section 16(a) of the 1940 Act requires that trustees be elected by shareholders.  All of the current trustees were elected to their positions by the initial shareholder of the Trust.  The Trustees are not elected annually and, therefore, will not stand for reelection.  If a vacancy occurs on the Board resulting in less than a majority of the remaining trustees having been elected by shareholders, or immediately after replacing a trustee less than two-thirds (2/3) of the Board has been elected by shareholders, then the 1940 Act would require election of the trustees.  We believe, therefore, that the statement that trustees are elected for an indefinite time and do not stand for reelection is accurate.

Back Page

Comment 38.  Please include in this section the information required by rule 481(e) under the Securities Act of 1933 regarding dealer prospectus delivery obligations.  See Item 2.3. of Form N-2 and 17 CFR 230.48l(e) under the Securities Act.

Response.  The Back Cover of the Prospectus has been revised to reflect the requirements of Rule 481(e) under the Securities Act of 1933.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies

Comment 39.  The first sentence of the first paragraph under “Purchases of Non-Voting Securities” states that “[i]n all or substantially all instances, the Fund expects to purchase a class of non-voting securities or enter into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investments in Institutional Private Investment Funds.”  Please disclose this information in the Prospectus.  Please also provide a concise description of the conditions under which the Fund would waive its voting rights in the securities of the Underlying Funds, addressing the following issues:

a)

Will the waivers of voting rights be contractual arrangements and, if so, what would be the consideration?

b)

Will the waivers would be irrevocable?

c)

Who determines whether the Fund will waive its voting rights (e.g., the adviser and/or the Board of Trustees)?  If the adviser may make the determination, has the Board adopted formal procedures for waiving the Fund’s voting rights?

d)

What standards will the Board apply to protect the rights of the Fund’s shareholders?

e)

Will the interests of the adviser, or any clients of the adviser, be considered when deciding to waive the Fund’s voting rights?

Response.  After consultation with the Adviser and Sub-Adviser, the Registrant no longer intends to purchase Non-Voting Securities.  Therefore, the entire section has been deleted.

Management of the Fund

Comment 40.  We note that much of the information about the Board of Trustees (including the identities of the Trustees) has been left blank.  Please provide this information in a subsequent amendment when it becomes available.

Response.  The missing information regarding the Board of Trustees has been provided.

Comment 41.  The fourth sentence of the paragraph under “Audit Committee” states that “[t]he Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate.’’  The sixth sentence of the paragraph states that “[t]he Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.”  Please explain to us why you believe that this structure is appropriate, as opposed to having separate Nomination and Compensation Committees.  Please also explain to us why the name of the Audit Committee does not reflect these additional duties.

Response.  The Board of Trustees includes four independent trustees. As such, any additional committees would likely consist of the same persons on the Audit Committee. In addition, because Trustees serve an indefinite term, it is unlikely that a Nominating Committee would be needed in the near term.  Therefore, the Registrant believes that it is most practical and efficient to assign these additional duties to the Audit Committee.

Comment 42.  The fifth sentence of the paragraph under “Audit Committee” states that “[t]he Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934.”  Please revise this disclosure to clearly indicate whether or not the Committee will consider nominees recommended by security holders, notwithstanding any rules under the Exchange Act.  If the Committee will consider shareholder nominees, also disclose the procedures to be followed by security holders in submitting recommendations.  See Item 18.5.b.(4) of Form N-2.

Response.  The SAI has been revised as requested.

Comment 43.  In the table under “Compensation,” please revise the heading of the second column to read “Aggregate Compensation From Fund.”

Response.  The compensation table has been revised as requested.

Investment Advisory and Other Services

Comment 44.  The fourth sentence under “The Adviser” states that “[t]be majority of shares in the Adviser are owned by [__________], [a Delaware limited liability company,]” (second and third set of brackets in original).  If material, please disclose the business history of the company controlling the adviser.  See Item 20.l.a. of Form N-2.

Response.  The Registrant does not believe that the business history of Bluerock Real Estate Holdings, LLC is material to investors.  The Adviser is ultimately under the control of Ramin Kamfar and, because Mr. Kamfar is on the Board of Trustees, his professional and business background is adequately disclosed.

Portfolio Manager

Comment 45.  The second sentence under “Portfolio Manager” states that “Mr. Anderson receives [a salary, retirement plan benefits and performance-based bonus] from the Adviser.”  For each type of compensation describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund’s pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund’s portfolio.  For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.  See Item 21.2. of Form N-2.

Response.  The disclosure has been revised to fully disclosure the method of calculation used to determine Dr. Anderson’s compensation.

Allocation of Brokerage

Comment 46.  Under “Affiliated Party Brokerage’’ please disclose whether or not the Fund intends to use any broker that (1) is an affiliated person of the Fund; (2) is an affiliated person of an affiliated person of the Fund; or (3) has an affiliated person that is an affiliated person of the Fund, its investment adviser, or principal underwriter.  Also state the relationships that cause the broker to be identified.  See Item 22.2.a. of Form N-2.

Response.  The Registrant may execute trades through Bluerock Markets, LLC, a broker affiliated with the Adviser.  The disclosure has been revised accordingly.

Tax Status

Comment 47.  The paragraphs under “Original Issue Discount and Pay-In-Kind Securities, include a discussion of the tax consequences of investment in zero coupon bonds and original issue discount (“OID”) instruments.  Will the Fund be invested in zero coupon bonds and original issue discount instruments?  If so, please disclose that fact under “Investment Objectives and Policies (and in the prospectus, if it will be a principal  investment strategy).  Please also disclose the following risks created by investing in OID instruments.

a)

The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them.  Investors in the Fund share the risks and rewards of OID and market discount.  These risks, however, are not shared by the adviser, who in the case of payment-in-kind (“PIK”) loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b)

OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c)

OID instruments generally represent a significantly higher credit risk than coupon loans.

d)

OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions.  For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds.  Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)

In the case of PIK debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate.  In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f)

OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

g)

OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response.  The Registrant does not intend to invest the original issue discount or pay-in-kind securities.  Accordingly, this section has been deleted from the SAI.

ADDITIONAL CHANGES

In addition to the changes described above, the Registrant has provided additional information regarding the investment philosophy and strategies provided by the Registrant’s Sub-Adviser.  Based on further discussions with the Adviser and Sub-Adviser, additional changes were made to the strategy section to reflect the Registrant’s intended investment strategy.  All changes to the initial registration statement have been marked.

* * * *

The Registrant has authorized me to convey to you that the it acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

2.

Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

________________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser